Consumer Capital Group, Inc.

136-82 39th Ave, 4th Floor, Unit B

Flushing, New York 11354

June 17, 2016

VIA EDGAR

Mara Ransom, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Consumer Capital Group, Inc.

Form 10-K for Fiscal Years Ended December 31, 2014 and

December 31, 2015

Filed May 4, 2016

File No. 000-54998

Dear Ms. Ransom:

We are in receipt of your comment letter dated May 18, 2016 regarding the above referenced filing (the “Comment Letter”). The Company was previously granted extension to June 15, 2016 to answer the comments. Per our attorney’s conversation with Mr. Danilo Castelli dated June 16, 2016, the Staff has granted the Company an additional 10 business day extension until June 29, 2016. We will provide the response to the Comment Letter prior to the extended due date.

Sincerely,

Consumer Capital Group, Inc.

By:	/s/ Jianmin Gao
Name:	Jianming Gao
Title:	President and Chief Executive Officer